SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

Specialized Health Products International, Inc.
(Name of Issuer)
Common Stock, par value $.02 per share	84746100
(Title of class of securities)	(CUSIP number)

Stephen J. Long, Esq. C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974 908-277-8000
(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by C.R. Bard, Inc. (the “Reporting Person”) with the Securities and Exchange Commission on March 19, 2008 (the “Initial Schedule 13D”), with respect to the Common Stock, $0.02 par value, of Specialized Health Products International, Inc., a Delaware corporation. This Amendment is filed to include the exhibits referred to in the Initial Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1: Agreement and Plan of Merger, dated as of March 10, 2008, by and among Specialized Health Products International, Inc., Pelican Acquisition Sub Co. and the Reporting Person.

Exhibit 2: Voting and Support Agreement, dated as of March 10, 2008, by and among the Reporting Person, Galen Partners III, L.P., Galen Partners International III, L.P., Galen Partners Employee Fund III, L.P., Jeffrey Soinski, Donald D. Solomon, Jann H. Solomon, Paul Evans, Evans Family Ltd Partnership, David A. Green and Rebecca Whitney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. R. BARD, INC.

By:	/s/ Stephen J. Long
Name:	Stephen J. Long
Title:	Vice President, General Counsel and Secretary

Date:	April 4, 2008